UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Key Technology, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
493143101
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 24, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	493143101	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		352,187

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		352,187

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

352,187

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 3 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on February 16, 2006 (the “Schedule 13D), as amended on May 5, 2006 and on May 15, 2006, with respect to shares of the Common Stock, no par value (“Common Stock”), of Key Technology, Inc., an Oregon corporation (the “Issuer”). Capitalized terms used by not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety to read as follows:
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $6,176,808.85 (which includes commissions paid) to acquire 513,000 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.
Item 5. Interest in Securities of the Issuer
The 352,187 shares of the Common Stock owned by the Reporting Person constitute 6.48% of the outstanding Common Stock of the Issuer, based on the outstanding shares of Issuer Common Stock set forth in the Issuer’s most recent Form 10-Q.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
The Reporting Person sold the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

			Aggregate
Sale Date	No. of Shares	Price Per Share	Consideration
05/30/2007	6,500	$20.267	$130,732.25
06/01/2007	4,500	$20.403	$91,814.85
06/04/2007	2,000	$21.265	$42,530.00
06/14/2007	1,200	$21.472	$25,766.04
06/21/2007	800	$21.486	$17,189.04
06/22/2007	28,504	$22.336	$636,662.49
07/02/2007	10,896	$23.376	$254,708.16
07/03/2007	4,361	$23.486	$102,422.01
07/05/2007	16,239	$24.326	$395,029.91
07/06/2007	7,443	$24.982	$185,943.26
07/16/2007	6,557	$25.423	$166,701.23
07/17/2007	3,500	$25.587	$89,553.10
07/18/2007	3,714	$25.676	$95,361.78
07/19/2007	7,286	$25.990	$189,365.33
07/20/2007	3,000	$26.150	$78,450.00
07/24/2007	17,369	$27.577	$478,977.96
07/25/2007	31,500	$27.985	$881,546.40
07/26/2007	1,321	$28.226	$37,287.21
07/27/2007	4,123	$28.250	$116,474.75

Total	160,813		$4,017,515.77
The Common Stock was sold by three different entities controlled by the Reporting Person.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 31, 2007	/s/Richard L. Scott

Richard L. Scott